October 13, 2006

Jennifer Hardy, Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Tasker Products Corp.
  Amendment No. 2 to Registration Statement on Form S-1
  filed September 5, 2006
  File No. 333-133549

  Form 10-KSB for the fiscal year ended December 31, 2005
  Form 8-K filed August 10, 2006

Ladies and Gentlemen:

        We have received the Staff's letter dated September 22, 2006 containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 3 to the Registration Statement on Form S-1 (the "Registration Statement"). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the "prospectus"). Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Amendment No. 2 to Registration Statement on Form S-1

General

        1.     Please note that are awaiting responses to comments 49, 50, 54, 68, 70, 71, 72, 73, and 75 from our letter dated May 24, 2006, as well as comment 29 from our letter dated July 24, 2006.

Response

    Staff letter dated May 24, 2006

  49.
  We note that you have identified certain of the selling security holders as either a broker-dealer or an affiliate of a broker-dealer. Please confirm to us that you have identified each selling security holder that is a broker-dealer or an affiliate of a broker-dealer. In addition:

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  if a selling security holder is a broker-dealer, please disclose that it is an underwriter; or

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  if a selling security holder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling security holder is an underwriter.

  Response

        We have identified each of the selling stockholders that is an affiliate of a broker-dealer. Except with respect to Harbourview Investments and Provco Ventures Group, we have been informed by each of the selling stockholders that such selling stockholder is not a broker-dealer. We will update our Registration Statement with respect to Harbourview Investments and Provco Ventures Group, if necessary. Reference is made to the third paragraph on page 65 of the prospectus concerning (a) the underwriter status of each selling stockholder that is a broker-dealer and (b) information about each affiliate of a broker-dealer.

  50.
  We note that you have not identified the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person. Please revise accordingly.

  Response

        Except with respect to Harbourview Investments and Provco Ventures Group, we have identified the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person. We will update our Registration Statement with respect to Harbourview Investments and Provco Ventures Group, as appropriate.

  54.
  We note your disclosure in the fourth paragraph that the selling security holders may engage in short sales. Please advise us as to whether any selling security holder has taken or plans to take any short position prior to the effectiveness of your registration statement. In addition, please confirm that each of the selling security holders is aware of our position on short sales against the box. See interpretation A.65. of the July 1997 Manual of Publicly Available Telephone Interpretations.

  Response

        We are not aware of any selling security holder who has taken or plans to take any short position prior to the effectiveness of our registration statement. Each selling security holders has been informed of the SEC's position on short sales against the box.

  68.
  Please file Exhibit 5.1 as promptly as practicable. This exhibit is subject to our review and you should allow a reasonable period of time for our review prior to requesting acceleration.

  Response

        Reference is made to Exhibit 5.1 to the Registration Statement.

    Staff comments 70,71, 72, 73 and 75

  Response

          Reference is made to our responses to comments 70,71, 72, 73 and 75 in our letter dated July 11, 2006. The Form 10-KSB and Form 10-Q will be amended to reflect these responses immediately prior to the effectiveness of the Registration Statement.

    Staff letter dated July 24, 2006

    Staff comment 29

          29.   Please identify each selling stockholder that is an underwriter.

  Response

        Although several of the selling stockholders are affiliated with a broker-dealer, we have been informed by each of the selling stockholders that such selling stockholder is not a broker-dealer.

        2.     We have reviewed your response to comment 2 from our letter dated July 24, 2006. While we note your materiality analysis, we continue to believe that the pro forma disclosures in Note 12 are not sufficient, as a pro forma statement of operations in accordance with Article 11 of Regulation S-X would provide investors with information as to the nature of the pro forma adjustments, the assumptions, and the calculations involved in determining your pro forma net income. In addition, it remains unclear why the lack of segregation of operating activities and results of pHarlo and Tasker after the July 2005 acquisition would prohibit the preparation of pro forma statements of operations. The purpose of pro forma financial statements is to show how a specific transaction might have affected historical financial statements, as if the transaction occurred at the beginning of the period, in this case, on January 1, 2005. We note that you have available pHarlo Group's statement of operations for the six months ended June 30, 2005. In addition, we note that from July 2005, you consolidated pHarlo with your existing operations. As such, it would appear that preparation of pro forma statement of operations would not be cost prohibitive. For example, we would expect your pro forma statement of operations for the year ended December 31, 2005, to consist of your statement of income for the year ended December 31, 2005 plus pHarlo's statement of operations for the six months ended June 30, 2005, plus pro forma adjustments applied to pHarlo's results for the six months ended June 30, 2005, to reflect items such as additional depreciation and amortization expense, as if your fixed assets and intangible assets were stepped up on January 1, 2005, as opposed to July 2005. Therefore, we repeat our comment to include a pro forma statement of operations for the year ended December 31, 2005 and the quarter ended June 30, 2006, as if the acquisition occurred on January 1, 2005.

Response

        Reference is made to our revised disclosure on pages F-69 and F-70 of the prospectus to include unaudited pro forma condensed statement of operations for the year ended December 31, 2005 to give effect to our company's acquisitions of certain assets of the pHarlo Group as if the acquisition had occurred on January 1, 2005. Reference is also made to our revised disclosures in the first full paragraph on page F-28 under note 12 to our consolidated financial statements for the year ended December 31, 2005.

Management's Discussion and Analysis of Financial Condition…, page 13

Critical Accounting Policies, Goodwill and Intangible Assets, page 17

        3.     We have reviewed your response to comment 11 from our letter dated July 24, 2006. Please explain the following to us:

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  You have responded on page 6 that you do not have a formal business plan. However, in the independent valuation firm's reports that you have provided to us, they state that they have reviewed your business plan as part of their analysis. Please explain this apparent inconsistency.

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  We have reviewed your projections in Annex A as of June 30, 2006. Please explain why your annual projections for SG&A for 2006 are lower than these line items for your actual results for the six months ended June 30, 2006 and how this would impact your projections for SG&A in future years. We assume that your projections exclude non-cash stock based compensation expense. However, even if our assumption is correct, your projections for SG&A for 2006 assumes minimal expense in the second half of 2006, as compared to the first half of 2006. Please advise.

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  Explain why you have not included product development, interest expense and interest income in your earnings before taxes projections.

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  Explain why your equity at June 30, 2006, exceeds your business enterprise value at June 30, 2006, of $34 million.

Response

    Bullet 1

        We provided written and oral information to the independent valuation firm that included revenue and expense projections and underlying assumptions, including information regarding the size of the market and our competitors. If compiled in a single document, the aggregation of this information would have comprised our contemporaneous business plan. Consequently, for simplicity purposes, the valuation firm referred to the aggregation of this information as a "business plan."

    Bullets 2 and 3

        The 2006 SG&A projections (under Annex A to our letter dated September 5, 2006) are lower than the actual results for the six months ended June 30, 2006 because the impairment analysis was performed as of June 30, 2006 and the 2006 SG&A projections and other expense projections for 2006 were only for the last six months of 2006. The SG&A projections did not include stock based compensation expense, but did include interest expense of $14,000 and $6,000 for 2006 and 2007 (year that loan is to be paid off), respectively, and product development expense of approximately $0.8 million for the six months from July through December 2006, $1.8 million for 2007, $2.0 million for 2008, $2.2 million for 2009 and $2.4 million for 2010. We have also projected an increase of product development expenses of 7% per year for 2011 through 2015. We projected product development expense in a separate line, but it was combined with SG&A in the independent valuation firm's template.

        Interest income has not been included since all free cash generated in the future is presumed to be either distributed or reinvested back in to the business, as is typical and appropriate when using the discounted cash flow approach to determine value.

    Bullet 4

        As presented in the June 30, 2006 SG&A valuation (under Annex A to our letter dated September 5, 2006), the fair value of the business enterprise value of $34.4 million at June 30, 2006 excluded the tax amortization benefit of $3.7 million. The business enterprise value including the tax amortization benefit was $38.1 million at June 30, 2006 and was utilized to determine the amount of impairment. The fair value of equity at June 30, 2006 was $36.6 million (Business Enterprise Value of $38.1 million less debt of $1.5 million) and therefore equals the carrying value at such date. Under separate cover, we are providing to the Staff, as Exhibit 1 hereto, a worksheet supporting the above calculation.

        Pursuant to Rule 83 of the SEC's rules and regulations relating to SEC records and information, 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to Exhibit 1 and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. §552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83. All of the pages of Exhibit 1 being hand delivered to the Staff have been marked with a legend substantially similar to the following: "Confidential Treatment Requested by Tasker Products Corp." In addition to our request for confidential treatment of Exhibit 1, we request that any memoranda, notes or other writings made by any member or employee of the SEC relating to the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. §552(b)(4), and 17 C.F.R. §200.80(b)(4).

        4.     We also note your goodwill impairment charge in the second quarter of 2006. We are concerned that the impairment charge may have surprised investors, as the progression of events and assumptions from December 31, 2005 to June 30, 2006, is not clear. Accordingly, please revise your disclosures on page 17 to disclose the following:

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  The carrying value of goodwill as of December 31, 2005 and June 30, 2006.

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  The carrying value and fair value of your reporting unit, as well as the headroom between the two as of December 31, 2005 and June 30, 2006.

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  An explanation of why the fair value of your reporting unit differs from your market value.

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  The significant assumptions underlying your estimate of the fair value of your reporting unit as of December 31, 2005 and June 30, 2006, as well as a detailed discussion of the basis for these assumptions.

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  A sensitivity analysis showing the effect of a I% change in each significant assumption on the fair value of your reporting unit as of December 31, 2005 and June 30, 2006.

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  Specifically identify the assumptions that changed in the second quarter of 2006 which resulted in your goodwill impairment charge. Please revise your disclosures to state the reasons your expectations of third and fourth quarter 2006 revenue will no longer be attained and the reasons you expect cash flow to decrease. In particular, please identify the factors that arose in the second quarter of 2006, as compared to the factors present at March 31, 2006 and December 31, 2005, that resulted in the changes to your assumptions, and ultimately, the recognition of an impairment charge. In this regard, please clarify why new management decreased its revenue projections for the third and fourth quarter of 2006, when it had experienced actual results for the first half of 2006 in excess of projections. It would appear that new management's experience during the first half of 2006 did not result in a reconsideration of revenue projections, but instead, either (1) some other event led to the impairment or (2) old management's projections as of December 31, 2005 were overly optimistic such that a goodwill impairment charge was warranted at this time. If the latter, please restate your financial statements accordingly.

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  Please disclose your basis for determining that the remaining $23.8 million of your goodwill is recoverable at June 30, 2006. Further, in consideration of your disclosures on page 4 that you are rapidly depleting your cash resources and if you are unable to arrange new financing and/or generate revenue growth by the fourth quarter of 2006, you could be forced to restructure or discontinue your operations, this disclosure should include the specific steps that you are in the process of taking to achieve your projected revenues for the remainder of 2006 and following years, such as:

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  Your ability to purchase inventory to the levels to meet revenue projections.

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  The customer base that you are targeting to achieve this significant growth.

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    Your consideration of hiring additional employees to handle the various aspects of a growing business in consideration of your termination of employees in the fourth quarter of 2005, first quarter of 2006, and third quarter of 2006.

    In addition, this disclosure should provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, another material impairment charge in future periods.

Response

    Bullets 1-5

        Reference is made to our revised disclosures on pages 21-23 of the prospectus.

        In addition to the revised disclosures we inform the staff that there were other factors that contributed to the re-evaluation of our future revenue projections. For example, in May 2006, after the completion of our poultry pen spray tests in France, our CEO met with Group Doux, a major French poultry processor, to negotiate purchase orders of our product by this processor. Group Doux would have been a significant user and distributor of the product in EU. However, Group Doux indicated at this meeting that because of the indefinite delay in the implementation of the enforcement framework of the EU regulations related to the welfare of poultry birds, they were reluctant to invest in the product. Approximately 41% of our overall December 31, 2005 projected revenues related to this product. No revenue amounts related to this product were included in the June 30, 2006 projections. Furthermore, our June 30, 2006 revenue projections for our Unifresh Footbath product were reduced by 56% from the amounts projected at December 31, 2005. This decrease was necessary since in the second quarter of 2006 it became apparent to us, after discussions with WALCO and Superformula, two of our largest distributors, that we could not rely solely on the distributors' sales personnel to educate their customers on our product and its benefits. Unless we could devote substantial additional sales and technical personnel resources of our own, we would not achieve the higher revenue growth we expected to achieve in our December 31, 2005 projections which were based solely in reliance on our distributors' sales personnel. As a result of these unfavorable developments during the quarter ended June 30, 2006 and the fact that we were approaching the one year anniversary of the July 2005 acquisition, management, with the Board's approval, re-evaluated the future revenue projections.

    Bullet 6

        Reference is made to our revised disclosures on pages 21-23 of the prospectus and to our response in this letter to bullets 1-5 of comment 4.

        Additionally, at the time of the preparation of the December 31, 2005 and March 31, 2006 financials, we believed that our projections (and underlying assumptions) and the results through March 2006 in relation to those projections, were not materially incorrect and that no impairment was indicated. During preparation of the June 30, 2006 financials, due to the events and circumstances noted above during the quarter ended June 30, 2006, we revised our projections accordingly, resulting in the recognition of impairment. Accordingly, we do not believe that a restatement is necessary for either December 31, 2005 or March 31, 2006.

    Bullet 7

        In determining fair value for purposes of evaluating and determining the amount of impairment we have considered the perspective of a marketplace participant. The projected revenues, expenses, cash requirements, and underlying assumptions utilized to project future cash flows are based on the assumptions and the perceptions of risk that we believe a marketplace participant would use in determining value. The fair value determined based on such projections reflect negative cash flows for

2 years before positive cash flows are projected to be realized. The fair value calculated presupposes that a marketplace participant would have, or would be able to obtain, the requisite cash required to implement the operating plan underlying the projections and realize the value resulting from the future cash flows. As such, we believe the fair value of the reporting unit is indicative of the price a marketplace participant would pay for the reporting unit, and substantiates the $23.8 million carrying value of goodwill that remains as of June 30, 2006 after recognition of impairment.

        Our projections are based on raising sufficient capital to continue until revenue growth can sustain operations. We are currently in discussions with a private equity firm which, if successful, will allow our company to continue on its path to achieve its projections. We expect to raise sufficient capital with this and/or other investors and believe that our remaining goodwill is fully recoverable. The projections have been designed to include the costs associated with the manufacturing or the purchasing of inventory as necessary (additional purchases of inventory are not currently needed as our current levels are sufficient for our near-term projections), the hiring of additional employees to help us attain these projections and achieving a sufficiently large customer base to reach our projections.

        We are not aware of any trends, uncertainties or other factors that will result in, or are reasonably likely to result in, another material impairment charge. Should we be unable to achieve our projected revenues, our costs exceed our projections, or we are unable to raise sufficient capital to sustain us until our revenue growth can do so, we may incur another impairment charge. However, at this time, we do not believe that those scenarios exist or are reasonably likely to exist.

        5.     We have reviewed your additional disclosures in response to comment 14 from our letter dated July 24, 2006 and note the patent impairment charge that you recognized in the second quarter of 2006. We are concerned that the impairment charge may have surprised investors, as the progression of events and assumptions from December 31, 2005 to June 30, 2006, is not clear. Accordingly, we have the following comments:

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  Please revise your disclosures on page 19 to disclose the basis for your revenue projections as of December 31, 2005. In addition, please revise your sensitivity analysis to disclose the impact of changes in your revenue projections, as it appears that changes in the revenue projections in the second quarter of 2006, more so than changes in the royalty rate or discount rate assumptions, resulted in the intangible impairment charge.

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  Please disclose each of your assumptions as of June 30, 2006, and specifically identify the assumptions that changed in the second quarter of 2006 which resulted in your patent impairment charge. In addition, please revise your disclosures on page 18 to state the reasons your expectations of third and fourth quarter 2006 revenue will not be attained and the reasons you expect cash flow to decrease. In particular, please identify the factors that arose in the second quarter of 2006, as compared to the factors present at March 31, 2006 and December 31, 2005, that resulted in the changes to your assumptions, and ultimately, the recognition of an impairment charge. In this regard, please clarify why new management decreased its revenue projections for the third and fourth quarter of 2006, when it had experienced actual results for the first half of 2006 in excess of projections. It would appear that new management's experience during the first half of 2006 did not result in a reconsideration of revenue projections, but instead, either (1) some other event led to the impairment or (2) old management's projections as of December 31, 2005 were overly optimistic such that a patent impairment charge was warranted at this time. If the latter, please restate your financial statements accordingly.

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  Please tell us your basis for determining that the remaining $8.3 million of your intangible assets is recoverable at June 30, 2006, considering your disclosures throughout your filing that your cash flows from operations are not sufficient to fund your working capital over the next 12 months, the continuing decline in your stock price, your need to incur further operating costs to support aggressive marketing to generate additional revenue, among other factors. Please also revise your disclosures on page 18 to include this information. This disclosure should provide your specific revenue, royalty rate, and discount rate assumptions as of June 30, 2006; a sensitivity analysis showing the effect of changes in these assumptions; and information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, another material impairment charge in future periods.

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  Please tell us why the discount rate for your goodwill impairment test differed so significantly from that used in your patent impairment test.

Response

    Bullets 1 and 2

        Reference is made to our revised disclosures on pages 24-26 of the prospectus and to our responses in this letter to bullets 1-5 and bullet 6 of comment 4.

    Bullet 3

        Reference is made to our response to bullet 7 of comment 4.

        Also, in determining fair value for purposes of evaluating and determining the amount of impairment we have considered the perspective of a marketplace participant. The projected revenues, expenses, cash requirements, and underlying assumptions, utilized to project future cash flows are based on the assumptions and the perceptions of risk that we believe a marketplace participant would use in determining value.

    Bullet 4

        The discount rate utilized for the utility patents valuation reflects the risks perceived by a market place participant in accessing the future cash flows derived by licensing the patents. The discount rate utilized for the reporting unit reflects the risks of a start-up company, including such risk associated with being able to successfully commercialize the technology and related products. The risks associated with licensing of the technology are less than these associated with the full commercialization of the technology, requiring use of different discount rates in each valuation.

        In evaluating the weighted average return analysis of the reporting unit assets the implied returns by asset class are approximately 7% for current and tangible assets, 16% for the utility patents and 35% for goodwill resulting in a weighted average return for the total assets of the reporting unit of approximately 25% at June 30, 2006, which is consistent with the 25% discount rate utilized for the reporting unit valuation.

        6.     You state that of the $2.8 million of stock based compensation that you recognized for the six months ended June 30, 2006, $1.1 million related to consultants and non-employee board members. Please confirm that with respect to your non-employee consultants, you determined the measurement date in accordance with EITF 96-18. See paragraph 8 of SFAS 123(R).

Response

        We confirm that with respect to our non-employee consultants we determined the measurement date in accordance with alternative 1 of Issue 1 of EITF 96-18.

Liquidity and Capital Resources, page 27

        7.     We note the disclosure in the last sentence of the first paragraph. Please explain why the payment of $441,000 in liquidated damages would not be material.

Response

        Reference is made to the revised disclosure in the first full paragraph on page 35 of the prospectus where we have revised our disclosures to remove reference that the liquidated damages will not be material.

        8.     We note your response to comment 19 of our letter dated July 24, 2006 and we reissue this comment as it does not appear that you have provided the requested disclosure in this section. In this regard, please briefly describe the payment of liquidated damages in securities and the number of shares currently issuable.

Response

        Reference is made to the revised disclosure on pages 10, 11, 20 and 38 of the prospectus where we have revised our disclosures to indicate that as of September 30, 2006 no shares are issuable as liquidated damages under the registration rights agreement of the January 2006 private placement. However, if we fail to meet certain conditions of this Agreement, we will be required to issue to each holder of the private placement, shares and warrants equal to one percent of the respective number of shares and warrants purchased by each such holder or 266,718 for each 30 days of failure to meet any one of these conditions. We may be required to issue a maximum of 4 million shares and warrants.

        9.     In consideration of your disclosure on page 27 that if you are unable to arrange new financing and/or generate sufficient revenue growth by the fourth quarter of 2006, you will not have sufficient cash to support your operations and meet your obligations, please expand your liquidity discussion to describe how much financing is necessary to fund your operations and obligations for the next 12 months and how you intend to raise this financing.

Response

        Reference is made to the revised disclosure on pages 1, 5, 36 and F-49 of the prospectus.

Experts, page 61

        10.   We note that your disclosure does not refer to the auditors of pHarlo Group's financial statements as of and for the years ended December 31, 2004 and 2003. Please advise as to why you have excluded this disclosure or revise.

Response

        We have revised our disclosure to include reference to the auditors of pHarlo Group under the section captioned "Experts" on page 72 of the prospectus.

Financial Statements

12.    Acquisition of pHarlo Assets, page F-27

        11.   We have reviewed your response to our prior comment 32 and it remains unclear to us how you complied with the disclosure requirements of paragraph 51.b of SFAS No. 141. The disclosure that you have added appears to be a definition of goodwill. Paragraph 51.b states the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill shall be disclosed. Therefore, we repeat our prior comment.

Response

        Reference is made to our revised disclosure in the last paragraph on page F-31 under note 12 to our consolidated financial statements for the year ended December 31, 2005 to describe our acquisition as required under paragraph 51(b) of SFAS 141.

        12.   We note your response to prior comment 33, but are not persuaded by your interpretation of SFAS 141. EITF 99-12 clearly states that the value of your shares should be based on the market price a few days before and after the date the acquisition is agreed to and announced. We do not believe that it is appropriate to solely use the price of shares after the announcement date of the acquisition, as your negotiations with the seller regarding the value of pHarlo and the number of shares to be issued as consideration for the acquisition could not have contemplated share prices after the announcement date. Thus, we do not believe that the share price for the seven days after the announcement date of the acquisition appropriately reflects the value of the consideration issued in the acquisition.

        However, we note that had you applied EITF 99-12, you would have recognized additional goodwill, as your share price two days before, the day of, and two days after the announcement date of the acquisition was higher than the average closing market price for the seven days following the acquisition. We further note that you recognized a goodwill impairment charge in the second quarter of 2006. Accordingly, we assume that any additional goodwill that you would have recognized in accordance with EITF 99-12 in July 2005 would have been written off in the second quarter of 2006. As such, while we urge you to reconsider your valuation and accounting in July 2005, we have no further comment at this time.

Response

        The Staff comment is noted.

8.    Goodwill and Other Intangible Assets, page F-45

        13.   We note your disclosure on page F-53 that you determined the fair values of your reporting unit with the assistance of an independent valuation firm. If you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

Response

        We believe that on page F-45 we disclosed that the independent valuation firm assisted us in determining the fair value of our reporting unit and not that the valuation was passed upon by the independent valuation firm. Also, we did not disclose that the information contained in the valuation is included in the registration statement upon the authority or in reliance upon the independent valuation firm as experts. Consequently, we do not believe that the written consent of this independent valuation firm is required to be filed as an exhibit to the registration statement. Nevertheless, we have removed reference to the independent valuation firm.

12.    Sale of Equity Securities, page F-48

        14.   We note that in consideration for obtaining the waiver associated with your September 2005 private placement, you reduced the exercise price of the warrants from $3.00 to $1.00. Citing relevant accounting literature, please tell us how you accounted for this repricing.

Response

        The value associated with the re-pricing of the exercise price of the September 2005 warrants from $3.00 to $1.00 was $115,000, or the difference in values before and after the re-pricing. This value was calculated based on the Black-Scholes method using: stock price of $0.85 per share, volatility of 135%, term of 4.75 years and risk free interest rate of 4.44%. This value would have been recorded first, as a reduction of the accrued registration penalty (approximately $118,000 on January 26, 2006 the date of re-pricing) and then as a cost of any remaining value. Since the value of the change in warrant price did not exceed the accruable registration penalty, no additional accounting was required. These adjustments were determined to be immaterial and were not recorded. The value associated with the re-pricing was determined in accordance with SFAS 123, paragraph 35. We believe the accounting as a cost of the private placement would have been appropriate under the guidance of SAB Topic 5A as the re-pricing was a specific incremental cost directly attributable to the offering.

14.    Segments—Enterprise Wide Disclosures, page F-49

        15.   We note your disclosure in Note 14 on page F-49 in response to our prior comment 13. Revise your financial statements to include a similar disclosure in your financial statements for the year ended December 31, 2005.

Response

        We have revised our disclosures under note 19 to our consolidated financial statements for the year ended December 31, 2005 to include enterprise wide segment disclosures.

Item 15.    Recent Sales of Unregistered Securities, page II-1

        16.   We note your response to comment 35 of our letter dated July 24, 2006 and the disclosure in the last paragraph of this section. Please describe in greater detail the availability of the exemption in Section 2(3) of the Securities Act, including the basis for the statement that the options were issued for no consideration. In addition, please comply with this comment with respect to the discussion of the exemption in Section 4(2) of the Securities Act.

Response

        Reference is made to the revised disclosure under the caption "Item 15. Recent Sales of Unregistered Securities" on page II-5 of the prospectus.

Form 10-KSB for the fiscal year ended December 31, 2005

General

        17.   Please tell us when you will file the amended document. In your restated Form 10-KSB, in addition to correction your Inception to Date column on your statement of operations, please also revise your disclosures related to your goodwill, intangible assets, derivatives, restructuring and segments, to conform to the revisions made in these areas in your Form S-I.

Response

        We will amend our Form 10-KSB for the year ended December 31, 2005 immediately after we have complied with all of the Staff's comments.

Consolidated Statements of Operations, page 40

18.
We have reviewed your response to comment 38 from our letter dated July 24, 2006. Your disclosure in Note IA on page F-10 states that you discovered a mathematical error within the selling, general and administrative and interest expense classifications in the Inception to Date column. However, in comparison of the Statements of Operations on page 40 of your Form 10-KSB for the year ended December 31, 2005 to the Statements of Operations on page F-5 of Form S-1/A#2, we note that the selling, general & administrative, product development, depreciation and amortization, interest expense, and liquidated damages amounts have been revised in your Inception to Date column. Please revise your disclosure on page F-10 and in your Form I0-KSB accordingly. In addition, revise this disclosure to include the effect of the correction on each financial statement line item in accordance with paragraph 26a of SFAS No. 154. Please also label the Inception to Date column as "restated."

Response

        Reference is made to our revised disclosures to the statement of operations for the year ended December 31, 2005 on page F-5 and note 1A to consolidated financial statements on pages F-9 through F-10.

Form 8-K filed August 10, 2006

General

        19.   We note your disclosure of non-GAAP financial measures that excludes the impairment of goodwill and identifiable intangible assets and stock based compensation expense. In future filings, please ensure your disclosure provides comprehensive and specific disclosures regarding the items listed in questions 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 available on our website at www.sec.gov. In particular, your disclosures should include the following:

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  the manner in which you use the non-GAAP measure to conduct or evaluate its business;

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  the economic substance behind your decision to use such a measure;

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  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure. For example, it appears that one material limitation of your non-GAAP measure is that it excludes stock based compensation, which given your cash constraints, is likely to be a material, recurring charge for you.

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  the manner in which you compensate for these limitations when using the non-GAAP financial measure.

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  the substantive reasons why you believes the non-GAAP financial measure provides useful information to investors. In particular, you should address why a measure that excludes stock based compensation, which you indicate on page 20 will continue to have a material impact on your financial results for the remainder of the fiscal year, and impairment charges, which appear to be likely in the future unless you generate sufficient revenue growth and which you indicate on page 4 will likely have material impact on your financial results to the extent they occur, is meaningful to an investor. In this regard, we do not believe that your statement that this measure allows investors to evaluate company operations is sufficient, given that both impairment charges and stock based compensation expense are operating expenses.

        Alternatively, please remove the disclosures of your non-GAAP measures.

    Response

        If we disclose non-GAAP measures in future filings, we will provide comprehensive and specific disclosures regarding the items listed in question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

        We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Joseph H. Schmitt of Sonnenschein Nath & Rosenthal LLP at (212) 768-6983 or, in his absence, Sharon Mauer of the same firm at (212) 398-8328.

Very truly yours,
/s/ STATHIS KOUNINIS Stathis Kouninis Chief Financial Officer
cc:	Andrew Schoeffler, Staff Attorney Ryan Rohn, Staff Accountant Nili Shah, Accounting Branch Chief